PT Multimedia

June 14, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release of the Company announcing certain changes to its Board of Directors.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

dlw 6/19

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

PT Multimedia

PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Public Company
Registered Office: Av. 5 de Outubro, n.º 208, 1069-203 Lisboa
Collective Person n.º 504 453 513
Registered in the Lisbon Registrar of Companies under n.º 8357
Share Capital: Euro 78,448,464

ANNOUNCEMENT

Following the Board of Directors meeting held today, and pursuant to article 3, no. 1, subparagraph d) of the CMVM's (Portuguese Securities Market Commission) Regulation No. 11/2000, PT- Multimédia, SGPS, S.A. today announced that its Board of Directors also includes from now on Mr. Manuel Corrêa de Barros Lancastre and Mr. Luis Miguel da Fonseca Pacheco de Melo.

Mr. Francisco Murteira Nabo, Mr. Abílio Ançã Henriques and Mr. Pedro Manuel Alves Ferreira Guerra have ceased their functions, respectively, as Chairman and officers of PT-Multimédia's Board of Directors.

Following the chairman resignation, Mr. Miguel António Igrejas Horta e Costa, Vice-Chairman, will assure temporarily this function.

In addition, the Board of Directors has chosen from among its members the following Executive Committee:

President: Mr. Manuel Corrêa de Barros Lancastre

Officers: Mr. Luis Miguel da Fonseca Pacheco de Melo
Mr. Luís Filipe Medeiros Cravo Ribeiro
Mr. José Manuel da Graça Bau
Mr. José Augusto Castelhano Nunes Egreja

On behalf of the Board of Directors, Miguel António Igrejas Horta e Costa, Vice-Chairman, expressed recognition for the significant contribution of the members of the Board of Directors that have left the Board.

Lisbon, June 12, 2002

Contacts:

PT Multimedia
Lidia Falcão, Investor Relations Lidia.m.falcao@pt-multimedia.pt
Tel.: + 351 21 78 24725
Fax: + 351 21 78 24735